

December 23, 2016

Mail Stop 4631

<u>Via Email</u>
Mr. Zhengyu Wang
Chairman and Chief Executive Officer
Tantech Holdings Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province
People's Republic of China

>   **Re: Tantech Holdings Ltd.**
>   **Form 20-F for Fiscal Year Ended December 31, 2015**
>   **Filed April 29, 2016**
>   **File No. 001-36885**

Dear Mr. Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction